Exhibit 14.1

CODE OF ETHICAL BUSINESS CONDUCT

SUPPLEMENT FOR CHIEF EXECUTIVE AND SENIOR FINANCIAL

OFFICERS

The Company is committed to conducting our business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Supplement to the Code of Ethical Business Conduct, applicable to the Company’s Chief Executive Officer, Chief Financial Officer and Controller or Chief Accounting Officer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law. You also have a responsibility to conduct yourself in an honest and ethical manner; and you have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

The Company’s Code of Ethical Business Conduct, which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of all of us in our business. You are bound by the requirements and standards set forth in the Code of Business Conduct and Ethics, as well as those set forth in this Code of Ethics and other applicable policies and procedures.

Compliance With Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance With Code of Ethical Business Conduct.”

Conflicts of Interest

A conflict of interest occurs when your private interests interfere in any way, or even appear to interfere, with the interests of the Company. Your obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest, you must make full disclosure of all facts and circumstances to, and obtain the prior written approval of, the Audit Committee of the Board of Directors and the Board of Directors with a written notice to the General Counsel.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy by all employees and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code, you must immediately report that information to the General Counsel and any member of the Audit Committee of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code may result in disciplinary action, up to and including discharge. The Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of the Code, you must make full disclosure of your particular circumstances to the General Counsel and the Board of Directors. Changes in and waivers of this Code will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.